UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

TRONOX HOLDINGS PLC

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

G9087Q 102

(CUSIP Number)

Ms AK Maré, Inlexso Proprietary Limited

Acting Group Company Secretary

Exxaro Resources Limited

The ConneXXion

263B West Avenue

Die Hoewes

Centurion, 0163

South Africa

+27 12 307 4384

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 24, 2021

(Date of Event which Requires Filing of this Statement)

Copy to:

N. Nell Scott

Orrick, Herrington & Sutcliffe (UK) LLP

107 Cheapside

London EC2V 6DN

England

+44 20 7862 4600

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e) or 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page will be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this “cover page” shall not be deemed “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. G9087Q 102

1.	Name of Reporting Person: Exxaro Resources Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
3.	SEC use only:
4.	Source of funds (See instructions): WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or place of organization: Republic of South Africa
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: -0-
	8.	Shared Voting Power: -0-
	9.	Sole Dispositive Power: -0-
	10.	Shared Dispositive Power: -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: -0-
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): -0-%
14.	Type of Reporting Person (See Instructions): CO

Item 1. Security and Issuer

This amendment no. 2 (this “Amendment”) to the statement on Schedule 13D (as amended by this Amendment, this “Schedule 13D”) relates to the ordinary shares, par value USD 0.01 per share (the “Ordinary Shares”) of Tronox Holdings plc, a company incorporated in England and Wales. The registered offices of Tronox Holdings plc are 263 Tresser Boulevard, Suite 1100, Stamford, Connecticut 06901, and Laporte Road, Stallingborough, Grimsby, North East Lincolnshire, DN40 2PR, United Kingdom, and its business phone number is +1 (203) 705-3800.

Item 2.

EXECUTIVE OFFICERS AND DIRECTORS OF EXXARO RESOURCES LIMITED

(a), (c) and (f) The following information sets forth the name, citizenship and present principal occupation of each Exxaro executive officer and director.

EXXARO EXECUTIVE OFFICERS

Name	Citizenship	Present Principal Occupation

Mxolisi Donald Mbuyisa Mgojo	South Africa	Director and CEO

Riaan Koppeschaar	South Africa	Finance Director

Mzila Mthenjane	South Africa	Executive Head: Stakeholder Affairs

Vanisha Balgobind	South Africa	Executive Head: Human Resources

Mongezi Veti	South Africa	Executive Head: Sustainability

Johan Gerhard Meyer	South Africa	Executive Head: Projects and Technology

Alex de Angelis	South Africa	Executive Head: Strategy and Business Transformation

Nombasa Tsengwa	South Africa	Executive Head: Coal Operations

EXXARO DIRECTORS

Name	Citizenship	Present Principal Occupation

Mxolisi Donald Mbuyisa Mgojo	South Africa	CEO of Exxaro

Riaan Koppeschaar	South Africa	Finance Director of Exxaro

Vincent Zwelibanzi Mntambo	South Africa	Non-Executive Director, Exxaro; Chairperson, Main Street 333 (Pty) Limited; Chairperson, Xalam Performance; Director, SA Tourism (Pty) Ltd

Jeffrey van Rooyen	South Africa	Chairperson, Exxaro; Chief Executive Officer, Uranus Investment Holdings; Director, MTN Group Ltd., Pick n Pay Stores Limited and Pick n Pay Holdings Limited

Vuyisa Nkonyeni	South Africa	Non-Executive Director, Exxaro; Director, Emira Property Fund Limited and Idwala Industrial Holdings (Pty) Ltd

Erasmus Jacobus Myburgh	South Africa	Non-Executive Director, Exxaro; Business consultant, Hindsight Financial and Commercial Solutions (Pty) Ltd; Director, The Heartlines Centre NPC

Petrus Casparus Christiaan Hendrik Snyders	South Africa	Non-Executive Director, Exxaro

Likhapha Mbatha	South Africa	Director, Exxaro; Managing Director, National Movement of Rural Women; Director, Eyesizwe-RF (Pty) Ltd, Zalumnotho Empowerment Brokers (Pty) Ltd, Nozala Investments (Pty) Ltd, Dreamvision Investments 15 RF (Pty) and Main Street 333 (Pty) Ltd

Geraldine Fraser-Moleketi	South Africa	Non-Executive Director, Exxaro; Director, Standard Bank Group and Standard Bank South Africa

Mark Moffett	South Africa	Non-Executive Director, Exxaro; Director, Royal Bafokeng Platinum Limited

Lenamile Isaac Mophatlane	South Africa	Non-Executive Director, Exxaro; Director, Randvest Group and CrossFin Technologies; Chairperson, Bothomed

Chanda Joanne Nxumalo	South Africa	Non-Executive Director, Exxaro; Director, Harmattan (Pty) Ltd, Bannashaka (Pty) Ltd and Nnete Collective (Pty) Ltd

(b) The business address of each Exxaro executive officer and director is The ConneXXion, 263B West Avenue, Die Hoewes, Centurion, 0163, South Africa.

(d) During the last five years, none of the Exxaro executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Exxaro executive officers or directors has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Not applicable.

Item 4. Purpose of the Transaction

On November 26, 2018, Exxaro entered into the Completion Agreement with Tronox Limited and other related Tronox companies, filed as Exhibit 99.1 to Exxaro’s Schedule 13D/A of November 28, 2018. In accordance with the Completion Agreement, on February 23, 2021, Tronox Holdings plc exercised its option to acquire Exxaro’s 26% shareholding in Tronox Holdings plc’s South African operating subsidiaries and elected to deliver 7,246,035 Ordinary Shares in lieu of paying the cash equivalent of such shares at the current market price. Following the transaction, Exxaro owned 14.6% of the Ordinary Shares based on the number of outstanding Ordinary Shares presented in the prospectus supplement that Tronox Holdings plc filed with the Securities and Exchange Commission on February 24, 2021.

On February 24, 2021, Exxaro entered into an underwriting agreement, a conformed copy of which is attached as Exhibit 99.2 hereto, pursuant to which it agreed to sell 19,108,970 Ordinary Shares to the several underwriters named therein at a public offering price per share of US$18.25. Exxaro also granted the underwriters a 30-day option to purchase up to an additional 2,866,345 Ordinary Shares at the public offering price. On February 26, 2021, the underwriters exercised the option in full to purchase an additional 2,866,345 Ordinary Shares at US$18.25 per share. The share purchase completed on March 1, 2021. Exxaro received approximately US$383 million in net proceeds from its sale of the shares. This transaction represents Exxaro’s final exit from Tronox Holdings plc.

Except as described in this Schedule 13D, Exxaro does not have any current plans or proposals that relate to or would result in any of the events set forth in paragraphs (a) through (j) of Item 4.

Item 5. Interest in Securities of the Issuer

(a)-(b)

On completion of the sale described in Item 4 of this Statement, Exxaro will have fully divested its remaining holding of Ordinary Shares. Mr. Mgojo owns 54,560 Ordinary Shares, which represents less than 1% of Tronox Holdings plc’s outstanding voting securities. To the best of Exxaro’s knowledge, none of the other persons identified in Item 2 of this Schedule 13D, is, or may be deemed to be, the beneficial owner of any Tronox Holdings plc securities.

Neither the filing of this Schedule 13D nor any of its contents will be deemed to constitute an admission that Exxaro is the beneficial owner of any Tronox Holdings plc securities (other than as described in this Item 5) for the purposes of Section 13(d) of the Act, or for any other purposes, and any such beneficial ownership is expressly disclaimed.

(c) Except as described in this Schedule 13D, to the best of Exxaro’s knowledge, none of the other persons identified in Item 2 of this Schedule 13D has engaged in any transactions in Tronox Holdings plc securities during the past 60 days.

(d) To the best of Exxaro’s knowledge, no person other than Exxaro has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares owned by Exxaro.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Except as otherwise disclosed in this Schedule 13D, Exxaro and, to the best of its knowledge, the persons identified in Item 2 of this Schedule 13D, have not entered into any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any Tronox Holdings plc securities, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

99.1	Press release of Exxaro Resources Limited, dated February 24, 2021.

99.2	Underwriting Agreement dated February 24, 2021, between Exxaro, Tronox Holdings plc, and the underwriters named therein.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement on Schedule 13D is true, complete and correct and that such Statement, is true, complete and correct.

Dated: March 1, 2021

EXXARO RESOURCES LIMITED

By:	/s/ Ms. AK Maré
Name: Ms. AK Maré
Title: Inlexso Proprietary Limited, Acting Group Company Secretary